KANA Software, Inc.
181 Constitution Drive Menlo Park, CA 94025

Tel 650 614-8300
Fax 650 614-8301
www.kana.com

September 11, 2007

VIA FEDERAL EXPRESS, FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief – Legal Hugh Fuller Barbara C. Jacobs, Assistant Director

Re:	Kana Software, Inc.

Registration Statement on Form S-3

Filed August 28, 2007

File Number 333-145742

Dear Mr. Shuman:

Reference is made to the letter, dated September 7, 2007, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Kana Software, Inc. (the “Company”) regarding the above-referenced filing. Provided below is a response to the numbered comment of the Staff. Please note that the heading and number of the response set forth below correspond to the heading and number of the comment contained in the letter of the Staff dated September 7, 2007.

Form S-3

1.	We sent a letter dated September 7, 2007, to your counsel, Fenwick & West, relating to an Application for Confidential Treatment filed for certain portions of the exhibits to your Form 10-Q filed for the three months ended March 31, 2007. Since that Form 10-Q is incorporated by reference into this Form S-3, the comment concerning the Application for Confidential Treatment must be resolved prior to the desired effective date.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has responded to the letter dated September 7, 2007 from the Staff concerning its Application for Confidential Treatment for certain portions of Exhibit 10.02 filed in the Company’s Form 10-Q for the three months ended March 31, 2007.

* * * * * * * *

Securities and Exchange Commission

September 11, 2007

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 614-8087, or David K. Michaels of Fenwick & West LLP, our outside legal counsel at (415) 875-2455.

Very truly yours,

/s/ William A. Bose
William A. Bose
Vice President and General Counsel

cc:	Michael S. Fields, Kana Software, Inc.
John M. Thompson, Kana Software, Inc.
David K. Michaels, Fenwick & West LLP